
SliceSpace
The future of commercial real estate.

INVEST IN **SLICESPACE**

A marketplace for commercial real estate ownership

LEAD INVESTOR

Daniel Folkinshteyn

Real estate is a multi-trillion dollar market characterized by relatively low liquidity, high transaction costs, and high barriers to entry. SliceSpace is poised to solve these problems, unlocking a tremendous liquidity premium. In addition, the project has the potential to transform communities by enabling their members to have a financial equity stake in their local infrastructure. Beyond commercial real estate, the model can be applied to the residential market, business enterprises, and even public housing. I've been talking with the founding team at SliceSpace for a while now, helping them hone their vision and technical/economic details. The project has made dramatic progress in product design and development, as well as making connections in the industry and building out their listing pipeline. I invested in SliceSpace because I have confidence in the team's ability to execute all aspects of their vision, and capture a significant slice of this growth opportunity.

Invested $100,000 this round

Learn about Lead Investors

Highlights

Highlights

1. Committed to launching 100 properties in the first 24 months

2. $5M+ of equity allocated across multiple properties to be listed upon product launch

3. Received development grant for $150k from the Algorand Foundation

4. Legal and regulatory headway with a documented action plan

5. 8 full-time employees with experience in Web3 technology and commercial real estate

6. A waitlist of more than 1000 users for daily rent payouts delivered on the platform's working

5. 8 full-time employees with experience in Web3 technology and commercial real estate

6. A waitlist of more than 1000 users for daily rent payouts delivered on the platform's working beta

7. Partners include: Algorand, Odin Properties, and the Levan Center of Innovation

8. Addressing a fundamental issue in the $33 trillion commercial real estate industry

Our Team



Mory Katan CEO

A veteran JP Morgan team leader and frequent blockchain lecturer at Rowan University with over 10 years of experience in real estate

SliceSpace believes the wealth gap is widening and has set out on a mission to democratize the commercial real estate industry, a historically expensive space with high barriers to entry. The goal is to enable anyone to become part of a liquid commercial real estate industry, regardless of socioeconomic status, and earn rent on a daily basis.



Bailey Simrell CTO

A skilled digital marketer, designer, and engineer with experience from prior positions at Taxfyle and Just Right Place



Lyssia Katan Brand Manager

A talented sales, design, and media coordinator with experience in real estate & the construction industry



Victoria Partington Corporate Secretary

Dance team captain, Delaware Law School Cum Laude graduate, first-generation American with a passion for corporate law.



Mike Roberts Software Engineer



Lea Mavrakis Communications Specialist



Leon Peisach Co-CIO



Mike Peisach Co-CIO

Invest in SliceSpace Inc - the company that allows users to buy shares of commercial real estate and receive daily rental payments


SliceSpace
Delivering Real Estate Ownership
to the 21st Century

SliceSpace is a commercial real estate marketplace, enabling users to participate in a $33.6 trillion industry - the largest asset class by far. The focus is a simple Web3 solution, fractionalizing ownership of large buildings and providing rent payments daily utilizing smart contracts.

Real estate is the economic engine of our communities. SliceSpace allows individuals and professionals to cherry-pick commercial properties, giving them partial ownership of the buildings they live in, the buildings they work in, or even their favorite venues for just a few dollars.


SliceSpace
Problems to solve
01
Real estate investing requires a large amount cash and years of experience.
03
Management of real estate is extremely involved and time-consuming.
REITs expose risk of
Scalability in real estate


02
underperforming assets
in an unmanageable
portfolio.
04
investing requires a
dedicated team.

Commercial real estate is old and broken

In a fast-paced economy, commercial **real estate owners seek liquidity.** This can often be the decisive factor for acquiring new properties and scaling a business. With large assets such as commercial real estate, liquidity can be tough to come by.

SliceSpace offers flexibility for diversification. **Finally, retail investors have a means for commercial investment without the traditional barriers to entry.** Commercial investing has historically been reserved for the institutional and high net worth market without much accessibility for the common class.


SliceSpace
The Solution
A platform where commercial real estate owners can sell fractionalized equity to:
• Unlock Equity currently locked up in the real estate asset
• Create Liquidity in their business for various functions though a secondary market
• Promote Ownership in locals who can in turn feel invested in the success of the properties

Welcome to SliceSpace

The SliceSpace platform **fractionalizes commercial real estate**, enabling owners to unlock equity in their properties, thereby creating liquidity in a secondary market. SliceSpace is a unique solution, **creating liquidity** for owners while promoting ownership to locals who can now invest in their communities and feel

responsible for its development. The **SliceSpace team is on a mission to create a future where anyone can become a real estate owner with just the click of a button.**


SliceSpace
Market Trends: 2022
$25T
The total estimated size of commercial real estate in the United States.
$600B
Volume of commercial real estate transactions per year in the U.S.

Commercial real estate is the largest asset class in the world

In 2021, the estimated value of the global commercial real estate market was approximately **$33.6 trillion**, up from $31.6 trillion in 2020. (Statista)

It is an integral part of the US economy, encompassing a diverse set of companies that build, manage, lease, buy, and sell properties across the retail, institutional, multifamily residential, healthcare, and industrial markets. Industry revenue is generated through construction fees charged by general contractors; service fees and commissions that agents, brokers, and consultants receive; management fees and rent collected by property owners, developers, and real estate investment trusts. With such a range of activities spanning the real estate spectrum, overall industry performance is largely based on nationwide business activity and economic performance.


SliceSpace
Product and Experience


SliceSpace
Welcome back, Michael!
$22,041
40,402
4
$174,811
$14,082
SPACE_001 / Porsche Design Tower
SliceSpace
SPACE_001 / Porsche Design Tower
$43,173
$168,558
4.37%
$0.24

SliceSpace Objective:

Making commercial real estate ownership simple, affordable, and accessible to anyone.

For decades, commercial real estate has been limited to institutional and high-net-worth individuals. SliceSpace fractionalizes commercial real estate, enabling several individuals to own a single commercial property. This bridges the gap between traditional commercial real estate and the general public, enabling individuals to receive rent daily.

Core Features

Use Crypto or Fiat: Individuals can now deposit and withdraw in crypto or fiat, as well as a SliceSpace Debit Card - all with instant withdrawals.

Low Buy-In Price: Each equity ownership is divided into 1M Slices, making the cost of entry accessible to anyone.

Buy or Sell 24/7: Instant liquidity - the ability to buy or sell slices off of the platform at any time with none of the traditional limitations.

Class-A Properties: SliceSpace properties include large residential buildings, mixed-use commercial spaces, warehouses, and skyscrapers throughout the US.

Daily Rental Payouts: Rent is collected from the property management company and distributed to a user's account balance daily.

How does tokenization work in real estate?

How does tokenization work in real estate?

Tokenization, as it pertains to real estate, is the process of creating a virtual token that would represent ownership of a type of real estate asset. Non-fungible tokens ("NFTs"), can be used to tie the value of a physical asset to a token.

As tokenization is highly flexible in its usability, the token could represent ownership in real estate in many ways. The overall type of real estate that can be tokenized can vary just like traditional real estate investing; however, tokenization would allow for little third-party input over the investors. As physical assets would back the tokens, the value of the tokens would fluctuate based on the performance of the asset, similar to traditional real estate investing but with the ease of transfer conferred by the utilization of blockchain technology.


SliceSpace
Revenue Model
Listing Fees | Sales Fees | Trading Fees
$5M-10M
Value listed per property
10%
Average net return per property listing
100
Properties in the first 24 months
1-5%
Secondary market trading fees
Equity offered on SliceSpace.com
SliceSpace Bridge Fee
Equity retained by Property Owner
Debt

SliceSpace Business Model

Forward-looking projections cannot be guaranteed.

SliceSpace generates profits via property **listings, sales, and in-app trading fees.** Each listing is valued between **$5-$10 million**, and SliceSpace nets about 10% per transaction. SliceSpace will onboard 100 properties in the first 24 months, generating just shy of $100 million in revenue.

SliceSpace

Best-in-Class Landscape

	LOFTY AI	CROWDSTREET	FUNDRISE	SliceSpace
AUM	$35M	$21B	$7B	N/A
Property Types	Residential	Commercial	Residential	Commercial
B2B & B2C			✓	✓
Daily Distribution	✓			✓
Web3 / Blockchain	✓			✓
Can Anyone Invest?				✓
Invest for less than $10				✓

Lots of competitors, not much liquidity.

Unlike the competition, SliceSpace is a true **Web3 solution**, strictly focusing on commercial real estate, and providing rent payments daily **utilizing smart contracts.** SliceSpace properties include large residential buildings, mixed-use commercial spaces, and warehouses used for e-commerce.

What problems can tokenization solve?

One of the most significant issues with investing and selling real estate is the liquidity of the asset. In the normal course of a transaction, there are many different parties involved, especially with the legal transfer of the asset. Tokenization mitigates this issue. As easy as it is to buy and sell various cryptocurrencies in the marketplace, tokenization will simplify transactions in the real estate space. Rather than the normal transfer of the ownership process that takes place when selling a share of ownership in a real estate investment, tokenization cuts out the middleman and allows ownership to be transferred directly from investor to investor.


SliceSpace
Blockchain Model:


Algorand
• Fast
• Secure
• Reliable
• Affordable
• Eco-Friendly
• SEC Filing-Friendly
• Regulation Focused

Why Blockchain?

SliceSpace utilizes the Algorand Blockchain as a primary database for all transactional and market data. Additionally, through the use of smart contracts, the platform can distribute daily rental payouts to all Slice holders as well as fulfill secondary market trading via an Automated Market Maker (AMM).

Why Algorand?

SliceSpace is a proud recipient of a research & development grant from the Algorand Foundation. The partnership with Algorand enables SliceSpace to leverage its existing technology and relationships, combined with the ever-growing Algorand developer ecosystem.

Founding Principles

Algorand was founded by Silvio Micali, a Turing award winner, co-inventor of zero-knowledge proofs, and a world-renowned leader in the field of cryptography and information security. He founded Algorand with a vision to democratize finance and deliver on the blockchain promise.


SliceSpace
Cities on SliceSpace
Primary Markets:


• Philadelphia
• New York City
Secondary Markets:
• Dallas
• Austin
• Denver
• Chicago
• Houston
• Los Angeles
• San Fransisco
Miami
NYC

Commercial Real Estate Properties

In the US alone, the total value of commercial real estate topped $25 trillion this year. With this new way of investing, SliceSpace aims to capture a tech-savvy audience who wants to diversify into this stable market - allowing individuals to invest and withdraw in crypto or fiat. The plan is to initially launch in New York City, Miami, Philadelphia, Dallas, Cincinnati, and Tampa - shortly followed by every major US city within the first 2 years.

Institutional Investors

Wealth management companies, portfolio managers, and banks are constantly looking to diversify their funds into high-yield, low-risk, liquid investments with the ability to hand-select portfolios that create value for their customers. SliceSpace will be catering to these groups of investors.

Retail Investors

Approximately, 100 million Americans live in rental housing, owning 0% of the equity in their communities. SliceSpace provides a great opportunity to create value for both the tenants by including them in a new asset class and their operators by providing liquidity.

In today's market, everyone should have the ability to own a part of the buildings they work in, the buildings they live in, and even the venues that they frequent! The platform aims to provide inclusivity to everyone, regardless of income status, to wield the ability to own real assets around them.

In today's world, anyone should have the ability to own commercial real estate regardless of socioeconomic status. SliceSpace delivers just that with the use of modern technology to create a world of inclusivity across the entire financial spectrum.


SliceSpace
Team
Advisors
Mory Katan
CEO / CFO
Mike Peisach
co-CIO
Lea Mavrakis
Marketing
Bailey Simrell
CTO
Leon Peisach
co-CIO
Victoria Partington
Legal
Lyssia Sasi
Brand
Mike Roberts
Engineering
Philip Balderston
CEO - Odin Prop
Daniel Folkinshteyn
Rowan University Prof.
Founder of Bitcoin OTC
aws
JPMorgan Chase & Co.
Microsoft
Google
Odin Properties
OTCBTC

Who is SliceSpace?

SliceSpace is a dedicated team of engineers, designers, and business partners in the commercial real estate space with a vision of making real estate ownership available to all while bridging the gap between real estate and technology.

The SliceSpace team is composed of experienced Web3 engineers, JP Morgan-trained financiers, and seasoned commercial real estate business partners. Advised by some of the brightest minds in the industry, including Dr. Folkinshteyn (Bitcoin OTC) and Phillip Balderston (Odin Properties).

Why SliceSpace?

The SliceSpace team believes that real estate is the growth engine of our society. More liquidity would mean more development, more jobs, more housing, more opportunities, and more financial stability for all.

The purpose is to create liquidity for commercial real estate properties, thus

decentralizing equities on a secondary market. SliceSpace's mission is to democratize ownership of an asset class typically reserved for ultra-high-net-worth individuals. The team envisions a future where millions of Americans now own fractional equities and generate revenue on their holdings, this is the SliceSpace north-star.

How is this possible?

Using this technology, along with the recent regulatory changes enabled by the JOBS act of 2018, SliceSpace can raise capital for properties via a RegulationA+ and scale secondary markets within the largest asset class in the world. Global real estate equities far exceed every single asset class combined, approximately 250x larger than the cryptocurrency market cap.

Use of Funds

SliceSpace aims to utilize the funds raised through WeFunder to further the development of the technical application, build a sales team for institutional customers, and expand the number of financial products provided to users. The following is a more detailed breakdown of how the funds will be used (after 7.5% of funds go towards the Wefunder fee):

- 35% for sales and marketing

- 25% for technical development

- 20% for operations

- 10% for legal

- 10% for contingency

SliceSpace has a clear roadmap for how it plans to utilize the funds. The company has been conservative in its burn rate and has a clear understanding of the costs associated with each stage of development. The management team is experienced and has a track record of successful execution. We believe that SliceSpace is a strong investment opportunity and are confident in the ability to utilize the funds raised to create value for shareholders.